FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of July, 2004

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  X               Form 40-F
                           -----                       -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934.)

                               Yes           No   X
                                   -----        -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         A press release on the announcement of power generation for the first half of 2004, made on July 8, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                             -------------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:  July 8, 2004

                              [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
           Announces its Power Generation for the First Half of 2004


(Beijing, China, July 8, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its power generation for the first half of 2004.

 Based on preliminary statistics, as of June 30, 2004, the Company's total power generation based on the consolidated financial statement for the first half of this year was 48.83 billion kWh, an increase of 18.87% over the same period last year. The power generation of Fuzhou Power Plant, Dandong Power Plant, Weihai Power Plant and Nantong Power Plant increased significantly.

The increase in power generation of the Company's power plants in the first half of 2004 was mainly attributable to the following reasons:

1. Power generation contributed from Yushe Power Plant and Xindian Power Plant, which were acquired in 2003;

2. Stable generation capacity of the newly operated generating units 5 and 6 of Jining Power Plant;

3. The rapid growth of power consumption in the provinces of Fujian, Liaoning and Jiangsu where the Company's power plants operate provided favorable conditions for increasing the Company's power generation.

 The power generation of each of the Company's power plants in the first half of 2004 was listed below (in billion kWh):

|-----------------------------|---------|-------------------------------------|
|Dalian                       |    4.49 |  Dezhou                      6.10   |
|                             |         |                                     |
|-----------------------------|---------|-------------------------------------|
|Fuzhou                       |    4.52 |  Jining                      1.37   |
|                             |         |                                     |
|-----------------------------|---------|-------------------------------------|
|Nantong                      |    4.49 |  Weihai                      2.46   |
|                             |         |                                     |
|-----------------------------|---------|-------------------------------------|
|Shangan                      |    4.08 |  Shanghai Shidongkou First   3.95   |
|                             |         |                                     |
|-----------------------------|---------|-------------------------------------|
|Shanghai Shidongkou Second   |    4.00 |  Changxing                   0.98   |
|                             |         |                                     |
|-----------------------------|---------|-------------------------------------|
|Shantou Coal-fired           |    2.18 |  Taicang                     2.18   |
|                             |         |                                     |
|-----------------------------|---------|-------------------------------------|
|Shantou Oil-fired            |    0.18 |  Huaiyin                     1.40   |
|                             |         |                                     |
|-----------------------------|---------|-------------------------------------|
|Dandong                      |    2.37 |  Yushe                       0.73   |
|                             |         |                                     |
|-----------------------------|---------|-------------------------------------|
|Nanjing                      |    2.13 |  Xindian                     1.22   |
|                             |         |                                     |
|-----------------------------|---------|-------------------------------------|
                                                                          .../2

Huaneng Power Int'l, Inc. Announces its Power Generation for the First Half of 2004...P.2


Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 18,832MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.

                                    - End -

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin              Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.         Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866              Tel: (852) 2520 2201
Fax: (8610) 6649 1860                     Fax: (852) 2520 2241
Email: ir@hpi.com.cn